UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

The management of LINX S.A. (”LINX” or “Company”), leader in retail management technologies, pursuant to CVM Instruction No. 481/09, as amended, discloses the consolidated voting map, considering all distance voting ballots submitted to the custody agents, to the bookkeeper of the Company’s shares, Annex 1, identifying how many approvals, rejections or abstentions received each matter contained in the ballot paper of the Ordinary and Extraordinary General Meeting to be held on May 27, 2021 “EGMEO”.

As indicated in the EGMEO Management Proposal, considering that the election of the members of the Company's Board of Directors was approved at the extraordinary general meeting held on April 30, 2021, items 6 to 9 of the synthetic map below, referring to the General Meeting, which would deal with the election of the members of the Board of Directors, will be removed from the agenda and will not be the subject of a resolution.

São Paulo, May 24, 2021.

Antonio Ramatis Fernandes Rodrigues

Investor Relations Officer

ANNEX 1

SYNTHETIC MAP SENT BY THE BOOKKEEPER

ORDINARY GENERAL MEETING

Deliberations:	APPROVE/ YES	REJECT/ NO	ABSTAIN
1. Appreciation of the management accounts, examination, discussion and voting of the financial statements, for the fiscal year ended on December 31, 2021.	6,501,191	100,000	3,525,243
2. Resolution on the proposal for the allocation of the results for the year 2020, with the partial use of the profit reserves to absorb the loss recorded in the year.	10,126,434	-	-
3. Excluded	-	-	-
4. Do you wish to request the installation of the Fiscal Council, pursuant to Article 61 of Law 6.404 / 75?	10,098,234	-	28,200
5. In the event of a second call for this Ordinary General Meeting, can the voting instructions contained in this bulletin be considered for the holding of the Meeting in a second call?	9,564,772	561,662	-
6. Indication of all the names that make up the slate (The votes indicated in this field will be disregarded if the shareholder with voting rights also fills in the fields present in the separate election of the member of the board of directors and the separate election they deal with these fields occur) - Board of Directors.	3,479,643	6,618,591	28,200
7. If one of the candidates that make up the chosen slate ceases to be part of it, can the votes corresponding to his / her shares continue to be cast on the chosen slate?	-	4,116,179	6,010,255

8. Should the multiple vote election process be adopted, should the votes corresponding to your shares be distributed in equal percentages to the members of the ticket you chose? (If the shareholder chooses to "abstain" and the election occurs by the multiple voting process, his vote must be counted as an abstention in the respective resolution of the meeting.)	3,479,643	-	6,646,791

9. Visualization of all candidates that make up the slate to indicate the% (percentage) of the votes to be attributed

Alberto Menache _______________________________________ 695,296

Nercio Jose Monteiro Fernandes ___________________________ 695,296

Alon Dayan ____________________________________________ 695,296

Roger de Barbosa Ingold _________________________________ 695,296

João Adamo Junior ______________________________________ 695,296

SYNTHETIC MAP SENT BY THE BOOKKEEPER

EXTRAORDINARY GENERAL MEETING

Deliberations:	APPROVE/ YES	REJECT/ NO	ABSTAIN
1. Approval of the granting of up to 75,000 (seventy-five thousand) deferred shares of Linx, within the scope of the Company's Deferred Stock Plan, to the Company's Independent Directors, in compensation for the extraordinary work they performed under the operation contracted with STNE Participações SA and the evaluation of the competing business combination proposal in the period from August to November 2020.	533,206	10,123,291	-
2. In the event of a second call for this Extraordinary General Meeting, can the voting instructions contained in this bulletin be considered for the holding of the Meeting in a second call?	9,983,635	672,862	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer